Exhibit 3.2(a)

BYLAW AMENDMENTS

I. Amend Article III to add the following as a new Section 5 (and re-number the following sections accordingly):

Section 5. Chairman of the Board. At its first regular meeting after the annual meeting of the shareholders, the Board shall chose a chairman of the Board from among its members who may, but need not, be the Chief Executive Officer of the Corporation. The Chairman of the Board shall preside at all meetings of the Board of Directors and the shareholders, unless the Board otherwise determines, and shall perform such other duties as may be specified in these By-Laws or by resolution of the Board. In the event of an absence of the Chairman of the Board from any meeting of the directors, the Board may designate another director to preside at such meeting.

II. Amend Article IV, Section 3, as follows:

Section 3. Other Officers. The Board may appoint such officers and agents, ~~including a Chairman of the Board,~~ as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

III. Amend Article IV, Section 6, as follows:

Section 6. The Chief Executive Officer. The Board may elect a Chief Executive Officer who, in the event of such election, shall be the principal executive officer of the Corporation and, subject to the general powers of the Board, shall in general supervise and control all of the business and affairs of the Corporation. ~~He shall, when present, preside at all meetings of the shareholders and of the Board.~~ He may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts or other instruments which the Board has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board or by these By-Laws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed, and, shall in general perform all duties incident to the office of the Chief Executive Officer and such other duties as may be prescribed by the By-laws or by the Board from time to time.